UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2025

Chun Kwok Stanley Ting
Chief Executive Officer
JM Group Ltd
Unit 812, 8/F, Harbour Center Tower 1
1 Hok Cheung Street, Hung Hom, Kowloon
Hong Kong

Re: JM Group Ltd
Draft Registration Statement on Form F-1
Submitted January 17, 2025
CIK No. 0002049717

Dear Chun Kwok Stanley Ting:

Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Item 4(a) of Form F-1 and Item 8.A of Form 20-F.

We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Zhuoyao (Joy) Hui